DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

November 3, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.




Attention: Mr. Paul Dudek

Dear Sirs:

RE: Dynasty Gold Corp.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated September 8, 2003
2. News release dated September 11, 2003;
3. Material Change Report dated September 11, 2003;
4. News release dated September 16, 2003;
5. Material Change Report dated September 16, 2003;
6. News release dated October 14, 2003;
7. Material Change Report dated October 14, 2003;
8. Report of Exempt Distribution dated October 27, 2003; and
9. Certificate of Qualifying Issuer – Form 45-102F2 – dated October 27, 2003.

Yours very truly,

DYNASTY GOLD CORP.
per:

Marilyn Wong, Assistant Secretary

Encl.

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

SEPTEMBER 8, 2003
NEWS RELEASE 00-15
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

Further to the Company's news release dated August 28, 2003, the Company is pleased to announce that it has increased its private placement from up to 1,000,000 units to a maximum of 1,250,000 units, at a price of $0.40 per unit, for gross proceeds of up to $500,000. All other aspects of the private placement remain the same as announced on August 28, 2003.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

SEPTEMBER 11, 2003
NEWS RELEASE 00-16
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

Dynasty Gold Corp. ("Dynasty" or the "Company") is pleased to announce the appointment of Ms. Joyce Adam as Vice-President of Business Development. Ms. Adam has over 20 years experience in the financial services industry and is a welcome addition to Dynasty's team.

In addition, the Company has granted stock options to purchase up to a total of 1,000,000 shares, exercisable at a price of 45¢ per share for a term of five years, under its Stock Option Plan. The options are subject to vesting requirements.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. **Date of Material Change**

September 11, 2003

3. **Press Release**

A news release was issued on September 11, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has appointed a new officer and has granted options under its Stock Option Plan.

5. **Full Description of Material Change(s)**

Dynasty Gold Corp. ("Dynasty" or the "Company") is pleased to announce the appointment of Ms. Joyce Adam, as Vice-President of Business Development. Ms. Adam has over 20 years experience in the financial services industry and is a welcome addition to Dynasty's team.

In addition, the Company has granted stock options to purchase up to a total of 1,000,000 shares, exercisable at a price of 45¢ per share for a term of five years, under its Stock Option Plan. The options are subject to vesting requirements.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: 604 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 11th day of September, 2003.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

SEPTEMBER 16, 2003
NEWS RELEASE 00-16
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

Further to the Company's news releases of August 28 and September 8, 2003, the Company has increased its original private placement of up to 1,000,000 units to a maximum of 1,500,000 units, at a price of $0.40 per unit, for gross proceeds of up to $600,000. All other aspects of the private placement remain the same as announced on August 28, 2003.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. Reporting Issuer

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. Date of Material Change

September 16, 2003

3. Press Release

A news release was issued on September 16, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

The Company has increased its private placement of units at $0.40 each to a maximum of 1,500,000 units.

5. Full Description of Material Change(s)

Further to the Company's news releases of August 28 and September 8, 2003, the Company has increased its original private placement of up to 1,000,000 units to a maximum of 1,500,000 units, at a price of $0.40 per unit, for gross proceeds of up to $600,000. All other aspects of the private placement remain the same as announced on August 28, 2003.

6. Reliance on Section 85(2) of the Act (British Columbia)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Jonathan George
Telephone: 604 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of September, 2003.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

FORM 45-103F4
(formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Issuer Information

1. **State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.**

   Dynasty Gold Corp.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

   October 15, 2003

4. **For each security distributed:**

   (a) describe the type of security, and

   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   1,500,000 units. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the issuer at a price of $0.45 up to and including October 8, 2004.

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	36,750 units	$14,700	MI 45-103 Part 3.1
LOM Securities (Bermuda) Ltd. 27 Reid Street Hamilton – HMII, Bermuda	500,000 units	$200,000	MI 45-103 Part 5.1
Barbara Langer 350 MacBeth Crescent West Vancouver, B.C. V7T 1V7	72,500 units	$19,000	MI 45-103 Part 5.1
Janron Consulting Inc. 7071 Jasper Drive Vernon, B.C. V1H 1P2	62,500 units	$25,000	MI 45-103 Part 3.1
Sumday Inv. 210 – 6450 Roberts St. Burnaby, B.C. V5G 4E1	10,000 units	$4,000	MI 45-103 Part 5.1
Hylton McAlister 6618 Westcott Road Duncan, B.C. V9L 6A4	25,000 units	$10,000	MI 45-103 Part 5.1
John Coletta A/C 130-577S-8 7089 Union Street Burnaby, B.C. V5A 1H8	7,500 units	$3,000	MI 45-103 Part 5.1
David Williams 14201 - 31st Avenue Surrey, B.C. V4P 1R3	10,000 units	$4,000	MI 45-103 Part 5.1
Ron Will A/C 277-368A-6 10 – 4740 221st Street Langley, B.C. V2Z 1L8	5,000 units	$2,000	MI 45-103 Part 3.1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Wilf Wassersleben, A/C 226-596A-4 Box 27187 1395 Marine Drive West Vancouver, B.C. V7T 2X8	5,000 units	$2,000	MI 45-103 Part 5.1
Perry Conlin 8851 Lansdowne Road, #1402 Richmond, B.C. V6X 3X7	50,000 units	$20,000	MI 45-103 Part 5.1
Vince Coletta A/C 232-700A-4 1418 Foster Avenue Coquitlam, B.C. V3J 2M9	10,000 units	$4,000	MI 45-103 Part 5.1
J. Fraser Hindson A/C 261-482A-3 5099 Topaz Place Richmond, B.C. V7C 4Z3	10,000 units	$4,000	MI 45-103 Part 5.1
Ian Gordon 700 – 1668 Alberni St. Vancouver, B.C. V6G 1A6	50,000 units	$20,000	MI 45-103 Part 5.1
David Elliott 2466 Westham Island Road Delta, B.C. V4K 3N2	25,000 units	$10,000	MI 45-103 Part 5.1
Phil Bedell, A/C 292-604E-1 50 Walhachin Road Walhachin, B.C. V0K 2P0	37,500 units	$15,000	MI 45-103 Part 5.1
Morris Ergas, A/C 282-911A-6 1185 West Georgia Street, Suite 1520 Vancouver, B.C. V6E 4E6	20,000 units	$8,000	MI 45-103 Part 5.1
George Willson and/or Barbara Willson A/C 291-156E-3 732 Kingsway Drive Burlington, ON L7T 3H4	125,000 units	$50,000	MI 45-103 Part 5.1
Roy Schemel, A/C 287-651A-3 5240 Gulf Place West Vancouver, B.C. V7W 2V9	25,000 units	$10,000	MI 45-103 Part 5.1
Una Harris A/C 293-061E-3 2922 Glen Drive, Suite 212 Coquitlam, B.C. V3B 2P5	12,500 units	$5,000	MI 45-103 Part 5.1
Paradise Orchards America A/C 286-653A-0 P.O. Box 8000-534 Abbotsford, B.C. V2S 6H1	65,000 units	$26,000	MI 45-103 Part 5.1
Douglas Soo, A/C 190-607A-1 5125 Woodsworth Street Burnaby, B.C. V5G 1S3	18,750 units	$7,500	MI 45-103 Part 5.1
Christie Hess, A/C 195-157A-2 Box 789 Pemberton, B.C. V0N 2L0	5,000 units	$2,000	MI 45-103 Part 5.1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Warren Fredrickson A/C 187-366A-9 1626 – 164th Street Surrey, B.C. V4P 2R4	5,000 units	$2,000	MI 45-103 Part 5.1
Richard Mark, A/C 237-856A-9 704 Wellington Drive North Vancouver, B.C. V7K 1K7	10,000 units	$4,000	MI 45-103 Part 5.1
Claymore Holdings, A/C 269-885A-9 11585 – 238A Street Maple Ridge, B.C. V2W 2A9	8,000 units	$3,200	MI 45-103 Part 5.1
Akira (Max) Murao, A/C 219-420A-6 4487 Cascade Drive Vernon, B.C. V1T 8J7	5,000 units	$2,000	MI 45-103 Part 3.1
Chriscar Investments, A/C 265-927A-3 3137 St. John's Street Port Moody, B.C. V3H 2C8	50,000 units	$20,000	MI 45-103 Part 5.1
Rigel Wong, A/C 273-855A-6 2421 East 53rd Avenue Vancouver, B.C. V5S 1V7	10,000 units	$4,000	MI 45-103 Part 3.1
Gary Jung, A/C 202-876A-8 3707 St. Catherines Street Vancouver, B.C. V5V 4L3	10,000 units	$4,000	MI 45-103 Part 5.1
Don MacSorley, A/C 220-102A-7 23408 – 114th Avenue Maple Ridge, B.C. V2W 1V6	6,000 units	$2,400	MI 45-103 Part 5.1
Ken Martin, A/C 231-226N-7 1825 Riverside Drive North Vancouver, B.C. V7Y 1V8	10,000 units	$4,000	MI 45-103 Part 5.1
Karen Engelage, A/C 235-905A-6 941 East 29th Avenue Vancouver, B.C. V5V 2S3	6,000 units	$2,400	MI 45-103 Part 3.1
Cana Rentals (1985) Limited A/C 276-721A-7 Box 18039 Vancouver, B.C. V6M 4L3	10,000 units	$4,000	MI 45-103 Part 3.1
Murray Reid, A/C 185-900A-7 1959 Carol Road Lindell Beach, B.C. V2R 4W9	10,000 units	$4,000	MI 45-103 Part 5.1
Brian Bateman, A/C 195-058A-2 14217 31st Avenue Surrey, B.C. V4P 1R3	10,000 units	$4,000	MI 45-103 Part 5.1
Robert Connop, A/C 202-056A-7 4390 Grange St., Apt. 2404 Burnaby, B.C. V5H 1P6	10,000 units	$4,000	MI 45-103 Part 5.1
Raven Forest Management A/C 251-532A-1 2122 – 138th Street Surrey, B.C. V4A 9V6	15,000 units	$6,000	MI 45-103 Part 5.1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Barry Saunders, A/C 187-370A-1 230 – 943 West Broadway Vancouver, B.C. V5Z 4E1	10,000 units	$4,000	MI 45-103 Part 5.1
Robert Levine, A/C 238-661A-2 550 West St. James Road North Vancouver, B.C. V7N 2P7	10,000 units	$4,000	MI 45-103 Part 5.1
353305 B.C. Ltd., A/C 185-350A-5 11390 Northview Crescent Delta, B.C. V4E 2P7	10,000 units	$4,000	MI 45-103 Part 5.1
Morquest Trading Company A/C 131-273A-4 326 Seashell Lane North Vancouver, B.C. V7G 1R2	20,000 units	$8,000	MI 45-103 Part 5.1
Chuck Smulders, A/C 190-952A-1 26595 29th Avenue Aldergrove, B.C. V4W 3B3	20,000 units	$8,000	MI 45-103 Part 5.1
Marlon R. Menel 3495 Cambie Street Vancouver, B.C. V5Z 4R3	10,000 units	$4,000	MI 45-103 Part 5.1
Danny Harada 1255 Brian Drive Coquitlam, B.C. V3E 1V9	6,000 units	$2,400	MI 45-103 Part 5.1
Gord Klingbeil 2975 Cape Court Coquitlam, B.C. V3C 3Y8	6,000 units	$2,400	MI 45-103 Part 5.1
Deena Harada 1255 Brian Drive Coquitlam, B.C. V3E 1V9	4,000 units	$1,600	MI 45-103 Part 3.1
Neil Dinsdale 1650 Spray Avenue Coquitlam, B.C. V3J 5Y6	25,000 units	$10,000	MI 45-103 Part 5.1
Rob Schmuk 10584 153rd Street, Apt. 123 Surrey, B.C. V3R 9V1	6,000 units	$2,400	MI 45-103 Part 5.1
David A. Ferrari 1690 Giles Place Burnaby, B.C. V5A 3K6	10,000 units	$4,000	MI 45-103 Part 5.1
TOTAL	**1,500,000 units**	**$600,000**	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. **File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.**

2. **If distributions have not occurred within 10 days of each other, separate reports must be filed.**

3. **In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.**

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

DYNASTY GOLD CORP.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

October 14, 2003
NEWS RELEASE 00-17
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

Dynasty Gold Corp. ("Dynasty") is pleased to announce that it has entered into a Share Purchase Agreement to acquire all of the issued and outstanding shares of Terrawest Minerals Inc. ("Terrawest"), a privately held B.C. based corporation.

Terrawest has entered into a Sino-foreign joint venture contract (the "Sino Joint Venture") with Xinjiang Nonferrous Metals Industry (Group) Co. ("Xinjiang Nonferrous") of the People's Republic of China to earn a 70% interest in the Sino Joint Venture, established to explore, develop and mine an area encompassing 2500 sq. km., as well as the right of first refusal to any and all additional exploration rights and permits held by Xinjiang Nonferrous. Further details of the mineral prospects are included in Dynasty's news release of July 31, 2003. Xinjiang Nonferrous is the largest mineral company in Xinjiang Autonomous region, with revenues of $300 million in 2002, assets of $500 million, having 35,000 people in their employ.

Dynasty has agreed to acquire 100% of Terrawest's issued and outstanding shares by issuing 7,000,000 shares on closing of the transaction, 5,000,000 shares on the first anniversary of the closing, and a final 4,000,000 shares on the second anniversary of the closing date. The shares will be held in escrow and released in accordance with TSX Venture Exchange policy which provides that the shares be released over a six year term. Dynasty may elect to terminate the agreement at any time after contributing US $3 million to the Sino Joint Venture, if it has not received a geological report prepared in accordance with NI 43-101 that, in Dynasty's opinion, warrants further expenditures required to be made on the project. If Dynasty terminates the agreement, all escrow shares will be cancelled.

Dynasty also agrees to contribute US $12 million to the Sino Joint Venture over a three-year period, which funds are to be used for exploration and development of the project area. The agreement was made at arm's length and constitutes a Fundamental Acquisition under the policies of the TSX Venture Exchange (the "Exchange"), and is subject to the acceptance of the Exchange and to the grant by Chinese authorities of a business license to the Sino Joint Venture. Dynasty's shares will remain halted pending conditional acceptance by the Exchange. A finder's fee may be payable with respect to the acquisition.

In order to finance its obligations, Dynasty is engaging Canaccord Capital Corporation ("Canaccord") to act as its agent to facilitate financing for Dynasty for gross proceeds of $3,000,000. Subject to the approval of the Exchange, $2,000,000 will be raised by short form offering document (the "Offering Document") through the facilities of the Exchange. Under the Offering Document, Dynasty proposes to issue up to 3,571,429 units at a price of $0.56 per share. Each unit ("Unit") will consist of one common share ("Share") and one share purchase warrant, exercisable into one further Share of Dynasty at a price to be determined based on the closing price of Dynasty's shares on the Exchange on the first day after it returns to trading for a term of one year from closing. In connection with the offering, Dynasty proposes to pay Canaccord a fee of 9% of the gross proceeds raised along with a non-transferable share purchase warrant entitling Canaccord to purchase such number of Dynasty's Shares equal to 20% of the number of Shares sold pursuant to the offering, exercisable for a period of one year from the offering day at a price

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 913-0613

2. **Date of Material Change**

   October 14, 2003

3. **Press Release**

   A news release was issued on October 14, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has entered into a Share Purchase Agreement to acquire all of the shares of Terrawest Minerals Inc.

   The Company is also engaging Canaccord Capital Corporation ("Canaccord") to act as its agent to raise gross proceeds of $2,000,000 by way of short for offering document. Canaccord will also act as the Company's agent with respect to a brokered private placement of units to raise gross proceeds of $1,000,000.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: 604 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 14th day of October, 2003.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Dynasty Gold Corp. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 15, 2003, of 1,500,000 units at a price of $0.40 per unit, each unit being comprised of one common share and one share purchase warrant exercisable for a further share of the Company at a price of $0.45 for a term of one year, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 27th day of October, 2003.

DYNASTY GOLD CORP.

By: "Marilyn Wong"
Marilyn Wong, Assistant Secretary